UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 8, 2018

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 2 – Financial Information

Item 2.02 – Results of Operations and Financial Condition

On November 8, 2018, Denbury Resources Inc. issued a press release announcing its 2018 third quarter financial and operating results and financial and operating guidance for 2018. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished in this Item 2.02 and in Exhibit 99.1 hereto shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated November 8, 2018.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: November 8, 2018	By:	/s/ James S. Matthews
		James S. Matthews
		Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated November 8, 2018.

Denbury

News

DENBURY REPORTS THIRD QUARTER 2018 RESULTS

PLANO, TX – November 8, 2018 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced net income of $78 million, or $0.17 per diluted share, for the third quarter of 2018. Adjusted net income[1] (a non-GAAP measure) was $59 million, or $0.13[1][2] per diluted share, with the difference from GAAP net income primarily due to the exclusion of $17 million ($13 million after tax) of income from noncash fair value adjustments on commodity derivatives[1] (a non-GAAP measure), with the GAAP and non-GAAP measures reconciled in tables beginning on page 9.

2018 THIRD QUARTER HIGHLIGHTS

- Adjusted EBITDAX[1] (a non-GAAP measure) of $148 million.
- Net debt to annualized third quarter 2018 Adjusted EBITDAX of 4.2x (including hedge settlements) and 2.9x (excluding hedge settlements).
- Generated more than $100 million of free cash flow[1] (a non-GAAP measure) YTD 2018.
- Extended maturity date of senior secured bank credit facility to December 2021. No amounts were outstanding under this facility as of September 30, 2018, with $67 million cash on hand.
- Total production of 59,181 barrels of oil equivalent ("BOE") per day.

SELECTED QUARTERLY COMPARATIVE DATA

	Quarter Ended		
(in millions, except per-share and per-unit data)	Sept. 30, 2018	June 30, 2018	Sept. 30, 2017
Net income	$ 78	$ 30	$ 0
Adjusted net income[1] (non-GAAP measure)	59	61	14
Net income per diluted share	0.17	0.07	0.00
Adjusted net income per diluted share[1][2] (non-GAAP measure)	0.13	0.13	0.04
Cash flows from operations	148	154	66
Adjusted cash flows from operations[1] (non-GAAP measure)	135	134	68
Adjusted EBITDAX[1] (non-GAAP measure)	148	153	102
Revenues	$ 388	$ 382	$ 266
Receipt (payment) on settlements of commodity derivatives	(62)	(55)	0
Revenues and commodity derivative settlements combined	$ 326	$ 327	$ 266
Average realized oil price per barrel (excluding derivative settlements)	$ 71.44	$ 68.24	$ 47.78
Average realized oil price per barrel (including derivative settlements)	59.78	58.23	47.80
Total production (BOE/d)	59,181	61,994	60,328

(1) A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.

(2) Calculated using weighted average diluted shares outstanding of 458.5 million, 457.2 million, and 393.0 million for the three months ended September 30, 2018, June 30, 2018 and September 30, 2017, respectively.

MANAGEMENT COMMENT

Chris Kendall, Denbury's President and CEO, commented, "Denbury's performance in the third quarter continued to highlight the sustained advances across our business. We maintained strong capital discipline and we remain on track to spend within our full-year guidance. Each of our key safety and environmental performance metrics is at a record rate. We amended our bank credit facility and extended the maturity to 2021, while also enhancing our debt maturity profile with the complete repayment of our credit facility and issuance of new second lien notes maturing in 2024. Our balance sheet continued to strengthen, with our leverage ratio reduced by nearly a half-turn from the second quarter. While our production was below the second quarter as we expected, we continued to generate significant free cash flow, with an operating margin now approaching $41 per BOE.

"We are particularly excited about the recently announced acquisition of Penn Virginia and what our combined company will be. The Penn Virginia team has done an outstanding job of building and efficiently operating a large, contiguous, high value Eagle Ford position. Penn Virginia's high oil weighting, strong margins, large short-cycle investment inventory, and significant EOR potential set the stage for the combined company to deliver years of growth and free cash flow, providing significant long-term value to stakeholders of both companies."

REVIEW OF OPERATING AND FINANCIAL RESULTS

Denbury's production averaged 59,181 BOE/d during third quarter 2018, including 37,562 barrels per day ("Bbls/d") from tertiary properties and 21,619 BOE/d from non-tertiary properties, including production from Lockhart Crossing Field, which was sold in September 2018. The Company previously guided that third quarter 2018 production would be lower than its second quarter 2018 production, due primarily to a scheduled pause in the Company's Mission Canyon drilling program, production downtime at Cedar Creek Anticline and Oyster Bayou fields, and the seasonal impacts of summer temperatures at certain Gulf Coast fields. These items were the primary reasons for the 5% sequential quarterly production decline. Further production information is provided on page 14 of this press release.

The Company's average realized oil price during third quarter 2018 was $1.84 per Bbl above NYMEX oil prices, compared to $0.39 per Bbl above NYMEX in the prior quarter and $0.34 per Bbl below NYMEX in third quarter 2017. The increases were primarily attributable to an improvement in LLS index prices relative to NYMEX prices and continued improvement in Rocky Mountain region differentials.

The Company's total lease operating expenses in third quarter 2018 were $123 million or $22.50 per BOE, an increase of $2 million, or 2%, compared to the prior quarter, and an increase of $5 million, or 4%, compared to third quarter 2017. The sequential and year-over-year increases were most

2

significantly impacted by higher workover expense and contract labor for repair work, with the per-BOE changes mainly impacted by the decrease in quarterly production.

Taxes other than income, which include ad valorem, production and franchise taxes, were consistent with levels in the second quarter of 2018 and increased $7 million from the prior-year third quarter, generally due to the impact of higher oil prices.

General and administrative expenses were $22 million in third quarter 2018, a $2 million increase from the prior quarter and a $6 million decrease compared to third quarter 2017. The year-over-year decrease is primarily attributable to severance-related payments recognized in the prior-year period.

Interest expense, net of capitalized interest, was $19 million in third quarter 2018, an increase of $2 million from second quarter 2018 due to the write-off of debt issuance costs associated with the Company's third quarter 2018 credit facility amendment. Interest expense excludes approximately $21 million and $13 million in the third quarters of 2018 and 2017, respectively, of interest recorded as a reduction of debt for financial reporting purposes instead of as interest expense, due to the accounting associated with debt exchange transactions. A schedule detailing the components of interest expense is included on page 16 of this press release.

Depletion, depreciation, and amortization ("DD&A") was $51 million in third quarter 2018, consistent with third quarter 2017.

Denbury's effective tax rate for the third quarter of 2018 was approximately 17%, lower than the Company's estimated statutory rate of 25% due to the impact of recognizing tax benefits in the current quarter for enhanced oil recovery credits, as well as the stock-based compensation tax deduction being greater than book expense recognized. The Company's statutory rate decreased from the prior-year rate of 38% due to reduction of the federal income tax rate from 35% to 21% as enacted by the Tax Cut and Jobs Act in December 2017.

BANK CREDIT FACILITY AND LONG-TERM DEBT

As previously announced, in August 2018, the Company entered into a Sixth Amendment to the Bank Credit Agreement which primarily extended the maturity date from December 9, 2019 to December 9, 2021 (or earlier in 2021 in certain circumstances) and reduced the borrowing base and total commitments from $1.05 billion to $615 million. Pursuant to the fall 2018 semiannual borrowing base redetermination recently completed in early November 2018, the Company's borrowing base was reaffirmed at $615 million.

In August 2018, the Company issued $450 million of 7½% Senior Secured Second Lien Notes due 2024 (the "2024 Senior Secured Notes"). The 2024 Senior Secured Notes were issued at par to repay outstanding borrowings on the Company's senior secured bank credit facility, with additional proceeds used for general corporate purposes. As a result of this new issuance, the Company had no outstanding borrowings under its $615 million senior secured bank credit facility as of September 30, 2018, a decrease of $415 million from the level outstanding as of June 30, 2018 and a decrease of $475 million from December 31, 2017 levels. At September 30, 2018, the Company had $67 million in cash on hand and $553 million of liquidity available under its bank credit facility after consideration of $62 million of outstanding letters of credit.

2018 CAPITAL BUDGET AND ESTIMATED PRODUCTION

The Company's 2018 capital budget, excluding acquisitions and capitalized interest, is expected to be in the upper half of its previously estimated range of $300 million to $325 million. This level of capital expenditures is expected to be significantly less than the Company's estimated 2018 cash flow from operations. Approximately $215 million, or 66%, of the expected capital spend has been incurred through the third quarter of 2018, which was fully funded with $394 million of cash flow from operations. Denbury's estimated 2018 production is currently expected to be between 60,100 and 60,600 BOE/d, within the Company's original guidance range of 60,000 to 64,000 BOE/d.

CONFERENCE CALL

Denbury management will host a conference call to review and discuss third quarter 2018 financial and operating results, financial and operating guidance for 2018 and additional information related to the acquisition of Penn Virginia, today, Thursday, November 8, at 10:00 A.M. (Central). Additionally, Denbury will post presentation materials on its website which will be referenced during the conference call. Individuals who would like to participate should dial 800.230.1093 or 612.332.0228 ten minutes before the scheduled start time. To access a live webcast of the conference call and accompanying slide presentation, please visit the investor relations section of the Company's website at www.denbury.com. The webcast will be archived on the website, and a telephonic replay will be accessible for at least one month after the call by dialing 800.475.6701 or 320.365.3844 and entering confirmation number 426561.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations. For more information about Denbury, please visit www.denbury.com.

#   #   #

DENBURY CONTACTS:
Mark C. Allen, Executive Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Director of Investor Relations, 972.673.2383

No Offer or Solicitation

This communication relates in part to a proposed business combination transaction (the "Transaction") between Penn Virginia Corporation ("Penn Virginia") and the Company. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the Transaction, the Company will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement of the Company and Penn Virginia and a prospectus of the Company. The Transaction will be submitted to the Company's stockholders and Penn Virginia's shareholders for their consideration. The Company and Penn Virginia may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of the Company and the shareholders of Penn Virginia. This document is not a substitute for the registration statement and joint proxy statement/ prospectus that will be filed with the SEC or any other documents that the Company or Penn Virginia may file with the SEC or send to stockholders of the Company or shareholders of Penn Virginia in connection with the Transaction. **INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PENN VIRGINIA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.**

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by the Company or Penn Virginia through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company's website at www.denbury.com or by directing a request to John Mayer, Director of Investor Relations, Denbury Resources Inc., 5320 Legacy Drive, Plano, TX 75024, Tel. No. (972) 673-2000. Copies of documents filed with the SEC by Penn Virginia will be made available free of charge on Penn Virginia's website at www.pennvirginia.com, under the heading "SEC Filings," or by directing a request to Investor Relations, Penn Virginia Corporation, 16285 Park Ten Place, Houston, TX 77084, Suite 500, Tel. No. (713) 722-6500.

Participants in Solicitation

The Company, Penn Virginia and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding the Company's directors and executive officers is contained in the proxy statement for the Company's 2018 Annual Meeting of Stockholders filed with the SEC on April 12, 2018, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC's website at www.sec.gov or by accessing the Company's website at www.denbury.com. Information regarding Penn Virginia's executive officers and directors is contained in the proxy statement for Penn Virginia's 2018 Annual Meeting of Shareholders filed with the SEC on March 28, 2018, and certain of its

Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC's website at www.sec.gov or by accessing Penn Virginia's website at www.pennvirginia.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/ prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company or Penn Virginia expects, believes or anticipates will or may occur in the future are forward-looking statements, including estimated 2018 production, capital expenditures and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. Words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "potential," "create," "intend," "could," "may," "foresee," "plan," "will," "guidance," "look," "outlook," "goal," "future," "assume," "forecast," "build," "focus," "work," "continue" or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding Penn Virginia and its properties, margins, EOR potential, or regarding the Transaction, pro forma descriptions of the combined company and its operations, growth, cash flows, integration and transition plans, synergies, opportunities and anticipated future performance. These statements are based on engineering, geological, financial and operating assumptions that Company and Penn Virginia management believes are reasonable based on currently available information; however, managements' assumptions and the Company's future performance are both subject to a wide range of business risks, and there is no assurance that these goals and projections can or will be met. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of the Company may not approve the issuance of new shares of common stock in the Transaction or the amendment of the Company's charter or that shareholders of Penn Virginia may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the Company's common stock or Penn Virginia's common stock, the risk that the Transaction and its announcement could have an adverse effect on the Company's and Penn Virginia's operating results and businesses generally, or cause them to incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond the Company's or Penn Virginia's control, including those detailed in the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at www.denbury.com and on the SEC's website at www.sec.gov, and those detailed in Penn Virginia's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Penn Virginia's website at www.pennvirginia.com and on the SEC's website at www.sec.gov. All forward-looking statements are based on assumptions that the Company or Penn Virginia believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company and Penn Virginia undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

FINANCIAL AND STATISTICAL DATA TABLES AND RECONCILIATION SCHEDULES

Following are unaudited financial highlights for the comparative three and nine month periods ended September 30, 2018 and 2017 and the three month period ended June 30, 2018. All production volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

DENBURY RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

The following information is based on GAAP reported earnings (along with additional required disclosures) included or to be included in the Company's periodic reports:

	Three Months Ended			Nine Months Ended	
	September 30,		June 30,	September 30,	
In thousands, except per-share data	2018	2017	2018	2018	2017
Revenues and other income					
Oil sales	$ 377,329	$ 256,621	$ 373,286	$ 1,088,021	$ 768,912
Natural gas sales	2,299	2,409	2,279	7,193	7,176
CO_2 sales and transportation fees	8,149	6,590	6,715	22,416	18,533
Other income	7,196	939	4,783	17,640	8,576
Total revenues and other income	394,973	266,559	387,063	1,135,270	803,197
Expenses					
Lease operating expenses	122,527	117,768	120,384	361,267	342,926
Marketing and plant operating expenses	12,427	11,816	11,549	36,400	39,758
CO_2 discovery and operating expenses	708	1,346	500	1,670	2,452
Taxes other than income	27,344	20,233	27,234	81,897	62,848
General and administrative expenses	21,579	27,273	19,412	61,223	81,303
Interest, net of amounts capitalized of $9,514, $9,416, $8,851, $26,817 and $22,217, respectively	18,527	24,546	16,208	51,974	75,785
Depletion, depreciation, and amortization	51,316	52,101	52,944	156,711	154,448
Commodity derivatives expense (income)	44,577	25,263	96,199	189,601	(9,712)
Other expenses	1,933	—	2,980	7,241	—
Total expenses	300,938	280,346	347,410	947,984	749,808
Income (loss) before income taxes	94,035	(13,787)	39,653	187,286	53,389
Income tax provision (benefit)					
Current income taxes	(1,888)	1,072	(754)	(3,674)	(18,828)
Deferred income taxes	17,504	(15,301)	10,185	42,741	35,846
Net income	$ 78,419	$ 442	$ 30,222	$ 148,219	$ 36,371
Net income per common share					
Basic	$ 0.17	$ 0.00	$ 0.07	$ 0.35	$ 0.09
Diluted	$ 0.17	$ 0.00	$ 0.07	$ 0.33	$ 0.09
Weighted average common shares outstanding					
Basic	451,256	392,013	433,467	426,036	390,448
Diluted	458,450	393,023	457,165	455,934	392,625

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (GAAP measure) to adjusted net income (non-GAAP measure)

Adjusted net income is a non-GAAP measure provided as a supplement to present an alternative net income measure which excludes expense and income items (and their related tax effects) not directly related to the Company's ongoing operations. Management believes that adjusted net income may be helpful to investors by eliminating the impact of noncash and/or special or unusual items not indicative of the Company's performance from period to period, and is widely used by the investment community, while also being used by management, in evaluating the comparability of the Company's ongoing operational results and trends. Adjusted net income should not be considered in isolation, as a substitute for, or more meaningful than, net income or any other measure reported in accordance with GAAP, but rather to provide additional information useful in evaluating the Company's operational trends and performance.

	Three Months Ended					
	September 30,				June 30,	
	2018		2017		2018	
In thousands, except per-share data	Amount	Per Diluted Share	Amount	Per Diluted Share	Amount	Per Diluted Share
Net income (GAAP measure)	$ 78,419	$ 0.17	$ 442	$ 0.00	$ 30,222	$ 0.07
Adjustments to reconcile to adjusted net income (non-GAAP measure)						
Noncash fair value adjustments on commodity derivatives[1]	(17,034)	(0.04)	25,352	0.06	41,429	0.09
Severance-related payments included in general and administrative expenses[2]	—	—	6,807	0.02	—	—
Other adjustments[3]	1,497	0.00	—	—	(26)	0.00
Estimated income taxes on above adjustments to net income and other discrete tax items[4]	(3,886)	0.00	(18,676)	(0.04)	(10,654)	(0.03)
Adjusted net income (non-GAAP measure)	$ 58,996	$ 0.13	$ 13,925	$ 0.04	$ 60,971	$ 0.13

	Nine Months Ended			
	September 30,			
	2018		2017	
In thousands, except per-share data	Amount	Per Diluted Share	Amount	Per Diluted Share
Net income (GAAP measure)	$ 148,219	$ 0.33	$ 36,371	$ 0.09
Adjustments to reconcile to adjusted net income (non-GAAP measure)				
Noncash fair value adjustments on commodity derivatives[1]	39,863	0.09	(48,330)	(0.12)
Severance-related payments included in general and administrative expenses[2]	—	—	6,807	0.02
Other adjustments[3]	3,546	0.01	—	—
Estimated income taxes on above adjustments to net income and other discrete tax items[4]	(17,680)	(0.05)	13,092	0.03
Adjusted net income (non-GAAP measure)	$ 173,948	$ 0.38	$ 7,940	$ 0.02

(1) The net change between periods of the fair market values of open commodity derivative positions, excluding the impact of settlements on commodity derivatives during the period.

(2) Severance-related payments associated with the Company's August 2017 workforce reduction.

(3) Other adjustments include a $2 million write-off of debt issuance costs associated with the Company's reduction and extension of the senior secured bank credit facility and $1 million gain on land sales, partially offset by a $1 million accrual for litigation matters during the three months ended September 30, 2018; a $3 million gain on land sales, offset by a similar amount of other expense accrued for litigation matters during the three months ended June 30, 2018; and $2 million of transaction costs related to the Company's privately negotiated debt exchanges during the nine months ended September 30, 2018.

(4) The estimated income tax impacts on adjustments to net income are generally computed based upon a statutory rate of 25% and 38% for 2018 and 2017, respectively, with the exception of the tax impact of a shortfall (benefit) on the stock-based compensation deduction which totaled ($2) million, $2 million, and <($1) million during the three months ended September 30, 2018, September 30, 2017, and June 30, 2018, respectively, and $1 million and $6 million for the nine months ended September 30, 2018 and 2017, respectively, and a tax benefit for enhanced oil recovery income tax credits of $5 million and $9 million during the three and nine months ended September 30, 2018 and 2017, respectively.

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of cash flows from operations (GAAP measure) to adjusted cash flows from operations (non-GAAP measure) to adjusted cash flows from operations less interest treated as debt reduction (non-GAAP measure) and free cash flow (non-GAAP measure)

Adjusted cash flows from operations is a non-GAAP measure that represents cash flows provided by operations before changes in assets and liabilities, as summarized from the Company's Unaudited Condensed Consolidated Statements of Cash Flows. Adjusted cash flows from operations measures the cash flows earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. Adjusted cash flows from operations less interest treated as debt reduction is an additional non-GAAP measure that removes interest associated with the Company's senior secured second lien notes and convertible senior notes not reflected as interest expense for financial reporting purposes. Free cash flow is a non-GAAP measure that represents adjusted cash flows from operations less interest treated as debt reduction less development capital expenditures before acquisitions and capitalized interest. Management believes that it is important to consider these additional measures, along with cash flows from operations, as it believes the non-GAAP measures can often be a better way to discuss changes in operating trends in its business caused by changes in production, prices, operating costs and related factors, without regard to whether the earned or incurred item was collected or paid during that period.

	Three Months Ended			Nine Months Ended	
	September 30,		June 30,	September 30,	
In thousands	2018	2017	2018	2018	2017
Net income (GAAP measure)	$ 78,419	$ 442	$ 30,222	$ 148,219	$ 36,371
Adjustments to reconcile to adjusted cash flows from operations					
Depletion, depreciation, and amortization	51,316	52,101	52,944	156,711	154,448
Deferred income taxes	17,504	(15,301)	10,185	42,741	35,846
Stock-based compensation	3,559	3,274	2,560	8,711	12,215
Noncash fair value adjustments on commodity derivatives	(17,034)	25,352	41,429	39,863	(48,330)
Other	753	2,351	(3,138)	(2,086)	4,689
Adjusted cash flows from operations (non-GAAP measure)	134,517	68,219	134,202	394,159	195,239
Net change in assets and liabilities relating to operations	13,387	(2,568)	19,797	(629)	(52,380)
Cash flows from operations (GAAP measure)	$ 147,904	$ 65,651	$ 153,999	$ 393,530	$ 142,859
Adjusted cash flows from operations (non-GAAP measure)	$ 134,517	$ 68,219	$ 134,202	$ 394,159	$ 195,239
Interest payments treated as debt reduction	(21,186)	(12,604)	(21,614)	(64,849)	(37,761)
Adjusted cash flows from operations less interest treated as debt reduction (non-GAAP measure)	113,331	55,615	112,588	329,310	157,478
Capital expenditures, before acquisitions and capitalized interest	(85,999)	(56,013)	(81,593)	(215,219)	(180,798)
Free cash flow (non-GAAP measure)	$ 27,332	$ (398)	$ 30,995	$ 114,091	$ (23,320)

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of commodity derivatives income (expense) (GAAP measure) to noncash fair value adjustments on commodity derivatives (non-GAAP measure)

Noncash fair value adjustments on commodity derivatives is a non-GAAP measure and is different from "Commodity derivatives expense (income)" in the Unaudited Condensed Consolidated Statements of Operations in that the noncash fair value adjustments on commodity derivatives represents only the net change between periods of the fair market values of open commodity derivative positions, and excludes the impact of settlements on commodity derivatives during the period. Management believes that noncash fair value adjustments on commodity derivatives is a useful supplemental disclosure to "Commodity derivatives expense (income)" because the GAAP measure also includes settlements on commodity derivatives during the period; the non-GAAP measure is widely used within the industry and by securities analysts, banks and credit rating agencies in calculating EBITDA and in adjusting net income (loss) to present those measures on a comparative basis across companies, as well as to assess compliance with certain debt covenants.

| | Three Months Ended | | | | Nine Months Ended | |
| | September 30, | | June 30, | | September 30, | |
In thousands	2018	2017	2018		2018	2017
Receipt (payment) on settlements of commodity derivatives	$ (61,611)	$ 89	$ (54,770)	$	(149,738) $	(38,618)
Noncash fair value adjustments on commodity derivatives (non-GAAP measure)	17,034	(25,352)	(41,429)		(39,863)	48,330
Commodity derivatives income (expense) (GAAP measure)	$ (44,577)	$ (25,263)	$ (96,199)	$	(189,601) $	9,712

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (GAAP measure) to Adjusted EBITDAX (non-GAAP measure)

Adjusted EBITDAX is a non-GAAP financial measure which management uses and is calculated based upon (but not identical to) a financial covenant related to "Consolidated EBITDAX" in the Company's senior secured bank credit facility, which excludes certain items that are included in net income, the most directly comparable GAAP financial measure. Items excluded include interest, income taxes, depletion, depreciation and amortization, and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or are non-recurring. Management believes Adjusted EBITDAX may be helpful to investors in order to assess our operating performance as compared to that of other companies in our industry, without regard to financing methods, capital structure or historical costs basis. It is also commonly used by third parties to assess our leverage and our ability to incur and service debt and fund capital expenditures. Adjusted EBITDAX should not be considered in isolation, as a substitute for, or more meaningful than, net income, cash flow from operations, or any other measure reported in accordance with GAAP. Our Adjusted EBITDAX may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDAX, EBITDAX or EBITDA in the same manner. The following table presents a reconciliation of our net income to Adjusted EBITDAX.

| | Three Months Ended | | | Nine Months Ended | |
| | September 30, | | June 30, | September 30, | |
In thousands	2018	2017	2018	2018	2017
Net income (GAAP measure)	$ 78,419	$ 442	$ 30,222	$ 148,219	$ 36,371
Adjustments to reconcile to Adjusted EBITDAX					
Interest expense	18,527	24,546	16,208	51,974	75,785
Income tax expense (benefit)	15,616	(14,229)	9,431	39,067	17,018
Depletion, depreciation, and amortization	51,316	52,101	52,944	156,711	154,448
Noncash fair value adjustments on commodity derivatives	(17,034)	25,352	41,429	39,863	(48,330)
Stock-based compensation	3,559	3,274	2,560	8,711	12,215
Noncash, non-recurring and other[1]	(2,155)	10,610	226	(1,139)	16,885
Adjusted EBITDAX (non-GAAP measure)	$ 148,248	$ 102,096	$ 153,020	$ 443,406	$ 264,392

(1) Excludes proforma adjustments related to qualified acquisitions or dispositions under the Company's senior secured bank credit facility.

DENBURY RESOURCES INC.
OPERATING HIGHLIGHTS (UNAUDITED)

| | Three Months Ended | | | Nine Months Ended | |
| | September 30, | | June 30, | September 30, | |
	2018	2017	2018	2018	2017
Production (daily – net of royalties)					
Oil (barrels)	57,410	58,376	60,109	58,621	58,182
Gas (mcf)	10,623	11,710	11,314	11,275	10,985
BOE (6:1)	59,181	60,328	61,994	60,500	60,013
Unit sales price (excluding derivative settlements)					
Oil (per barrel)	$ 71.44	$ 47.78	$ 68.24	$ 67.99	$ 48.41
Gas (per mcf)	2.35	2.24	2.21	2.34	2.39
BOE (6:1)	69.73	46.67	66.57	66.31	47.37
Unit sales price (including derivative settlements)					
Oil (per barrel)	$ 59.78	$ 47.80	$ 58.23	$ 58.63	$ 45.98
Gas (per mcf)	2.35	2.24	2.21	2.34	2.39
BOE (6:1)	58.41	46.69	56.86	57.24	45.01
NYMEX differentials					
Gulf Coast region					
Oil (per barrel)	$ 3.21	$ 0.01	$ 1.12	$ 2.10	$ (0.71)
Gas (per mcf)	0.06	(0.11)	0.04	0.07	(0.03)
Rocky Mountain region					
Oil (per barrel)	$ (0.54)	$ (0.98)	$ (0.84)	$ (0.47)	$ (1.69)
Gas (per mcf)	(1.05)	(1.38)	(1.25)	(1.07)	(1.25)
Total company					
Oil (per barrel)	$ 1.84	$ (0.34)	$ 0.39	$ 1.16	$ (1.04)
Gas (per mcf)	(0.51)	(0.72)	(0.62)	(0.51)	(0.67)

DENBURY RESOURCES INC.
OPERATING HIGHLIGHTS (UNAUDITED)

Average Daily Volumes (BOE/d) (6:1)	Three Months Ended			Nine Months Ended	
	September 30,		June 30,	September 30,	
	2018	2017	2018	2018	2017
Tertiary oil production					
Gulf Coast region					
Delhi	4,383	4,619	4,391	4,315	4,857
Hastings	5,486	4,867	5,716	5,634	4,520
Heidelberg	4,376	4,927	4,330	4,384	4,885
Oyster Bayou	4,578	4,870	4,961	4,863	5,053
Tinsley	5,294	6,506	5,755	5,698	6,494
Other	240	19	142	147	15
Mature properties[1]	6,612	6,893	6,725	6,687	7,186
Total Gulf Coast region	30,969	32,701	32,020	31,728	33,010
Rocky Mountain region					
Bell Creek	3,970	3,406	4,010	4,010	3,225
Salt Creek[2]	2,274	2,228	2,049	2,109	759
Other	6	—	—	2	—
Total Rocky Mountain region	6,250	5,634	6,059	6,121	3,984
Total tertiary oil production	37,219	38,335	38,079	37,849	36,994
Non-tertiary oil and gas production					
Gulf Coast region					
Mississippi	1,038	867	901	938	1,069
Texas	4,533	4,024	4,947	4,622	4,452
Other	421	503	388	415	478
Total Gulf Coast region	5,992	5,394	6,236	5,975	5,999
Rocky Mountain region					
Cedar Creek Anticline	14,208	14,535	15,742	14,795	14,907
Other	1,409	1,514	1,490	1,461	1,538
Total Rocky Mountain region	15,617	16,049	17,232	16,256	16,445
Total non-tertiary production	21,609	21,443	23,468	22,231	22,444
Total continuing production	58,828	59,778	61,547	60,080	59,438
Property sales					
Lockhart Crossing[3]	353	550	447	420	575
Total production	59,181	60,328	61,994	60,500	60,013

(1) Mature properties include Brookhaven, Cranfield, Eucutta, Little Creek, Mallalieu, Martinville, McComb and Soso fields.
(2) Includes production related to the acquisition of a 23% non-operated working interest in Salt Creek Field in Wyoming, which closed on June 30, 2017.
(3) Includes production from Lockhart Crossing Field sold in the third quarter of 2018.

DENBURY RESOURCES INC.
PER-BOE DATA (UNAUDITED)

	Three Months Ended			Nine Months Ended	
	September 30,		June 30,	September 30,	
	2018	2017	2018	2018	2017
Oil and natural gas revenues	$ 69.73	$ 46.67	$ 66.57	$ 66.31	$ 47.37
Receipt (payment) on settlements of commodity derivatives	(11.32)	0.02	(9.71)	(9.07)	(2.36)
Lease operating expenses	(22.50)	(21.22)	(21.34)	(21.87)	(20.93)
Production and ad valorem taxes	(4.66)	(3.32)	(4.50)	(4.59)	(3.51)
Marketing expenses, net of third-party purchases, and plant operating expenses	(1.81)	(1.75)	(1.69)	(1.75)	(1.82)
Production netback	29.44	20.40	29.33	29.03	18.75
CO_2 sales, net of operating and exploration expenses	1.37	0.95	1.10	1.26	0.98
General and administrative expenses	(3.96)	(4.91)	(3.44)	(3.71)	(4.96)
Interest expense, net	(3.40)	(4.42)	(2.87)	(3.15)	(4.63)
Other	1.26	0.27	(0.33)	0.44	1.78
Changes in assets and liabilities relating to operations	2.46	(0.46)	3.51	(0.04)	(3.20)
Cash flows from operations	27.17	11.83	27.30	23.83	8.72
DD&A	(9.43)	(9.39)	(9.38)	(9.49)	(9.43)
Deferred income taxes	(3.21)	2.76	(1.81)	(2.59)	(2.19)
Noncash fair value adjustments on commodity derivatives	3.13	(4.57)	(7.34)	(2.41)	2.95
Other noncash items	(3.26)	(0.55)	(3.41)	(0.37)	2.17
Net income	$ 14.40	$ 0.08	$ 5.36	$ 8.97	$ 2.22

CAPITAL EXPENDITURE SUMMARY (UNAUDITED)[1]

	Three Months Ended			Nine Months Ended	
	September 30,		June 30,	September 30,	
In thousands	2018	2017	2018	2018	2017
Capital expenditures by project					
Tertiary oil fields	$ 43,047	$ 34,029	$ 45,813	$ 107,133	$ 98,797
Non-tertiary fields	18,975	8,251	17,817	51,714	41,023
Capitalized internal costs[2]	11,280	11,015	8,662	34,027	37,732
Oil and natural gas capital expenditures	73,302	53,295	72,292	192,874	177,552
CO_2 pipelines, sources and other	12,697	2,718	9,301	22,345	3,246
Capital expenditures, before acquisitions and capitalized interest	85,999	56,013	81,593	215,219	180,798
Acquisitions of oil and natural gas properties	129	1,916	(14)	150	91,015
Capital expenditures, before capitalized interest	86,128	57,929	81,579	215,369	271,813
Capitalized interest	9,514	9,416	8,851	26,817	22,217
Capital expenditures, total	$ 95,642	$ 67,345	$ 90,430	$ 242,186	$ 294,030

(1) Capital expenditure amounts include accrued capital.
(2) Includes capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs.

DENBURY RESOURCES INC.
INTEREST AND FINANCING EXPENSES (UNAUDITED)

| | Three Months Ended | | | | Nine Months Ended | |
| | September 30, | | June 30, | | September 30, | |
In thousands	2018	2017	2018		2018	2017
Cash interest[1]	$ 46,515	$ 45,110	$ 45,542		$ 138,660	$ 130,962
Interest on Senior Secured Notes and Convertible Senior Notes not reflected as interest for financial reporting purposes[1]	(21,186)	(12,604)	(21,614)		(64,849)	(37,761)
Noncash interest expense	2,712	1,456	1,131		4,980	4,801
Less: capitalized interest	(9,514)	(9,416)	(8,851)		(26,817)	(22,217)
Interest expense, net	$ 18,527	$ 24,546	$ 16,208		$ 51,974	$ 75,785

(1) Cash interest is presented on an accrual basis and includes interest which is paid semiannually on the Company's 9% Senior Secured Second Lien Notes due 2021, 9¼% Senior Secured Second Lien Notes due 2022, 5% Convertible Senior Notes due 2023, and 3½% Convertible Senior Notes due 2024, most of which is accounted for as debt and therefore not reflected as interest for financial reporting purposes.

SELECTED BALANCE SHEET AND CASH FLOW DATA (UNAUDITED)

| | September 30, | December 31, |
In thousands	2018	2017
Cash and cash equivalents	$ 66,711	$ 58
Total assets	4,644,017	4,471,299
Borrowings under senior secured bank credit facility	$ —	$ 475,000
Borrowings under senior secured second lien notes (principal only)[1]	1,520,587	996,487
Borrowings under convertible senior notes (principal only)[1][2]	—	84,650
Borrowings under senior subordinated notes (principal only)	826,185	1,000,527
Financing and capital leases	194,718	218,727
Total debt (principal only)	$ 2,541,490	$ 2,775,391
Total stockholders' equity	$ 963,184	$ 648,165

(1) Excludes $293 million and $317 million of future interest payable on the notes as of September 30, 2018 and December 31, 2017, respectively, accounted for as debt for financial reporting purposes.
(2) During the second quarter of 2018, all $85 million principal balance outstanding of the Company's 3½% Convertible Senior Notes due 2024 and $59 million principal balance outstanding of the Company's 5% Convertible Senior Notes due 2023 were converted into approximately 55 million shares of the Company's common stock.

| | Nine Months Ended | |
| | September 30, | |
In thousands	2018	2017
Cash provided by (used in)		
Operating activities	$ 393,530	$ 142,859
Investing activities	(216,732)	(293,811)
Financing activities	(109,807)	149,600